Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 24, 2022

Matthew Crispino Jan Woo Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 10, 2022
File No. 333-262094

Dear Mr. Crispino and Ms. Woo:

On behalf of our client, Archimedes Tech Spac Partners Co., a Delaware corporation (the “Company” or “ATSP”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 23, 2022 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”).

The Company is today filing via EDGAR Amendment No. 3 to the Form S-4 (“Amendment No. 3”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Management's Discussion and Analysis of Financial Condition and Results of Operations of SoundHound

Factors Affecting Our Operating Results, page 148

1.	We note your revised disclosure in response to prior comment 3 explaining what you consider to be customer retention. You indicate that you consider revenue to be recurring if your customer contract does not terminate the relationship and you continue to provide the customer with the same or other services in the subsequent year. Please refrain from referring to this revenue as recurring when it appears that you are describing customer retention.

RESPONSE: The discussion of the Factors Affecting Our Operating Results has been revised on page 148 of Amendment No. 3 in response to the Staff’s comment.

Results of Operations, page 151

2.	In your discussion of the changes in revenue by geographic location, you refer to the overall trend of international growth in Germany. However, we note that the increase in revenue in Germany was due to a one-time contract modification to end a distinct professional service contract prior to completion. Please clarify your disclosure.

RESPONSE: The disclosure regarding international revenue growth has been revised on page 152 of Amendment No. 3 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

3.	We note that you have assumed maximum redemptions. Tell us how you determined you will meet the minimum cash requirements provided in the merger agreement based on the balance of pro forma cash assuming maximum redemptions.

RESPONSE: The disclosures regarding the maximum redemption scenario have been revised on page 164 and 173 of Amendment No. 3 in response to the Staff’s comment. Please note that, as per the disclosures, the calculation for the minimum cash condition only considers 1) the amount of cash available in the trust account after deducting any redemptions and 2) the $111.0 million of PIPE Investments. Therefore, in the maximum redemption scenario, where the amount of cash available in the trust account will be $0, the Company will still receive the $111.0 million of PIPE investments, which will satisfy the minimum cash requirement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner, Loeb & Loeb LLP

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